

Alexco Files Mangament Information Circular in Connection with Annual General Meeting of Shareholders

May 5, 2022 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the **"Company")** is pleased to announce that it has filed a notice of meeting and management information circular (the "**Circular**") to its shareholders of record as of April 21, 2022, in connection with its Annual General Meeting of shareholders (the "**Meeting**") to be held at Suite 1165, 555 Burrard Street, Vancouver, BC on Thursday, June 9, 2022, at 1:30 p.m. (Pacific Time).

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

Alexco encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and are on our website at www.alexcoresource.com/investors/annual-general-meeting/.

Matters to be Considered and/or Voted Upon at the Meeting

Shareholders will be asked to vote on the following matters:
1. To fix the number of directors at six;
2. To elect directors for the ensuing year;
3. To appoint the auditors for the ensuing year; and
4. To consider and, if thought fit, to approve an ordinary resolution approving certain amendments to the Company's stock option plan and to approve all unallocated awards under the Company's stock option plan, as more particularly described in the accompanying Circular.

The Board of Directors of Alexco recommends that shareholders vote <u>FOR ALL</u> the proposed items.

How to Vote

	Beneficial Shareholder *Shares held with a broker, bank or other intermediary*	Registered Shareholders *Shares held in own name and represented by a physical certificate*
✳	www.proxyvote.com	www.investorvote.com
☎	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
✉	Return the voting instruction form in the enclosed envelope	Return the form of proxy in the enclosed postage paid envelope

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



> **Please submit your vote well in advance of the proxy deposit deadline of 1:30 p.m. (Pacific Time) on Tuesday, June 7, 2022.**

Shareholder Information and Questions

Alexco shareholders who have questions about the management information circular, or require assistance with voting their shares can contact the Company's proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver mines in the world. Alexco started concentrate production and shipments in 2021 and is currently advancing Keno Hill toward steady state production. Upon reaching commercial production, Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com